PORTA SYSTEMS CORP.
6851 Jericho Turnpike
Syosset, New York 11791

November 25, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628
Attention:	Perry Hinden, Esq.
Special Counsel

Re:	Porta Systems Corp,
Preliminary Information Statement on Schedule 14C
Filed on October 8, 2009
File No. 000-08460

Schedule 13E-3
Filed on October 8, 2009
File No. 005-30489

Ladies and Gentlemen:

We are writing in response to the comment raised by the staff of the Commission in its letter dated November 4, 2009 with respect to the Preliminary Information Statement on Schedule 14C and Schedule 13E-3 filed by Porta Systems Corp. (the “Company”)

Schedule 13E-3

1.
Please revise the filings to comply with General Instruction C of Schedule 13E-3. To the extent applicable, please provide the disclosures required by Items 3, 5, 6, 10 and 11 of Schedule 13E-3 for all of the Company’s directors and executive officers. For example, please provide the required securities ownership information called for by Item 11 of Schedule 13E-3 (Item 1008 of Regulation M-A) for each of the Company’s directors and executive officers.

Response: The Company has amended the information statement to include the information relating to its directors, executive officers and affiliates pursuant to Items 3, 5, 6, 10 and 11, to the extent that they are applicable.  Schedule 13E-3 has been revised to more clearly reflect the specific incorporation by reference of sections of the information statement.

2.
Please revise the Schedule 13E-3 to specifically incorporate by reference the preliminary information statement on Schedule 14C and file it as an exhibit. Currently, the schedule only refers to an “information statement filed by” the, Company. Please also file as exhibits to the Schedule 13E-3 the notices, transmittal letters and instructions relating to the receipt of cash for fractional shares and the surrender of stock certificates that are referenced in the information statement. Please refer to Item 1016(a) of Regulation M-A. Since it is already filed on EDGAR, the information statement may be incorporated by reference per General Instruction F. but it still should be listed in the exhibit index of the Schedule 13E-3.

Response:  The Company has included as exhibits to the 13E-3 statement (i) the Schedule 14C information statement, (ii) the notice to stockholders as to stockholder approval without a meeting, (iii) the form of letter to stockholders and (iv) the form of transmittal letter.  The Company does not believe that any other exhibits are required.

Securities and Exchange Commission
November 25, 2009

3.
Please revise Item 13 of Schedule 13E-3 to comply with Instruction 3 of this item. In particular, please include a statement that the financial statements are incorporated by reference and identify in the filing the page, paragraph or caption of the matter incorporated by reference.

Response:  Item 13 has been revised to include more specific information as to the financial statements that are incorporated by reference.

Schedule 14C General

4.	Please include the form of transmittal materials as an appendix to the information statement.

Response:  The Company has included the letter to stockholders as an appendix to the information statement.

5.
We refer you to comment 1 above. To the extent any additional disclosure is provided in response to comment 1, please make sure to include such disclosure in the information the Company ultimately disseminates to security holders. Please refer to Rule 13e-3(e) of the Securities Exchange Act of 1934.

Response:  The information required to be included in the Rule 13e-3 transaction statement has been included in the information statement.

6.
Please confirm that the Company will post the information statement on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Please refer to Release 34-56135 available at http/www.sec.gov/rules/final/2007/34-56136.pdf and Exchange Act Rule 14c-2(d).

Response:  The Company will post the information statement on its website and it has included, under the question “Where can you get copies of this proxy statement and any other material that we have filed with the SEC in connection with the reverse split?” and in the section “Where can you Find Additional Information” information as to both the SEC’s website and the Company’s website at which the Company’s SEC filings can be obtained.

7.	Please provide on the outside front cover page of the information statement the legend required by Exchange Rule 3e-3(e)(l)(iii). See the Instructions to Rule 13c-3(e)(1).

Response:  The legend has been added to the first page of the information statement.

General Information, page 1

8.
Item 1001 of Regulation M-A requires that the summary term sheet provide the shareholders with sufficient information to understand the essential features and significance of the proposed transaction. Please revise the disclosure to include the following information:

•	Whether the Company has the financial resources to cash out all fractional shares resulting from the reverse split;

Securities and Exchange Commission
November 25, 2009

•
Whether a shareholder owning in the aggregate 500 or more shares but holding the shares in several accounts or record holder names with less than 500 shares will be cashed out unless he consolidates his accounts prior to the reverse split;

•	What action, if any, are shareholders required to take in connection with the reverse stock split, e.g., submit a transmittal letter;

•	A brief summary of the material U.S. federal income tax consequences of the transaction;

•	A brief statement as to the accounting treatment of the transactions (if the Company determines that the accounting treatment disclosure is not material, explain why in your response letter);

•	The effect of the reverse split on the holdings of the Company’s directors, executive officers and their affiliates;

•	The existence, or lack thereof, of appraisal rights; and

•	A statement whether the Company believes the Rule 13e-3 transaction to be fair to all unaffiliated shareholders, including those shareholders who will not be cashed out

Pursuant to Item 1001 of Regulation M-A, please include cross-references of the more detailed discussion of the issues raised in the summary term sleet.

Response:  The Company has added a Summary Term Sheet on which all of the matters set forth in the bullet points above have been addressed and it has included a cross reference to the section of the information statement where more detailed information is available.  Set forth below are the headings of the sections in the Summary Term Sheet that address the bullet points above.  The order of the responses below is the same as the order of the bullet points above.

•	Funds for Payment of the Cash in Lieu of Fractional Shares

•	Effect of the Reverse Split on Stockholders

•	Action Required by Stockholders

•	Tax Treatment of the Reverse Split

•	Accounting Consequences of the Reverse Split

•	Effect of the Reverse Split on Officers, Directors and Affiliates

•	No Appraisal Rights

•	Fairness of the Reverse Split

9.
See our preceding comment. Here or in an appropriate part of the information statement, discuss the treatment of record and beneficial ownership in the reverse stock split, with appropriate explanation of those terms. If the nominees holding for the account of individual shareholders may affect whether or not the shares of those persons for whom they hold will be cashed out in the reverse stock split, please discuss.

Securities and Exchange Commission
November 25, 2009

Response: The Company has included under “Questions and Answers Concerning the Stockholder Action Taken” the following questions relating to the treatment of record and beneficial ownership,

•	What are the effects of the reverse split?

•	If you hold your stock in your brokerage account, how will your shares be treated?

•	How will your stock be treated in you hold your common stock in more than one account?

•	Can you combine your accounts so that all of your shares are in one account?

•	Can you divide your accounts so that you will receive cash in respect of all of your shares?

Approval of the Amendment to Our Certificate of Incorporation to (i) Effect a One-for-500 Reverse Split and…page 11

10.
Please revise the information statement so that the information required by Items 7, 8 and 9 of Schedule 13E-3 appears in a “Special Factors” section toward the beginning of the information statement.  Consider locating the section so that it follows the summary section. See Rule 13e-3(e)(l)(ii) of the Exchange Act. Note that the disclosure provided in response to the comments that follow should be included in this Special Factors section to the extent such disclosure is in response to Items 7, 8 and 9.

Response:  The Company has revised the information statement to include a Special Factors section, which follows the Summary Term Sheet and “Questions and Answers Concerning the Stockholder Action Taken.”

11.	Please disclose each alternative transaction that the board considered and the reasons for their rejection. Please refer to Item 1013(b) of Regulation M-A.

Response:  The Company has disclosed that there were no alternative transactions that the board considered under the questions “Did we consider other alternatives to the reverse split?” under “Questions and Answers Concerning the Stockholder Action Taken” and “Special Factors – Purposes, Alternatives and Effects of the Reverse Split.”

12.
Please disclose the board’s reasons for undertaking the going-private transaction at this time. In addition, in connection with its decision to structure the going private transaction as a reverse split, please disclose why the board selected one for 500 as the appropriate exchange ratio. Please refer to Item 1013(c) of Regulation M-A.

Response:  The Company has disclosed the reasons for undertaking the going-private transaction and the reason for the ratio under “Special Factors – Purposes, Alternatives and Effects of the Reverse Split.”

13.
We note at the bottom of page 13 that the anticipated cost savings resulting from the elimination of reporting obligations will be “financially significant.” Quantify this benefit to the extent practicable. See Instruction 2 to Item 1013 of Regulation M-A.

Securities and Exchange Commission
November 25, 2009

Response:  The Company has disclosed the estimated annual cost savings under the question “Why do we want to terminate the registration of our common stock?” under “Questions and Answers Concerning the Stockholder Action Taken” and under “Special Considerations – Reasons for the Reverse Split.”

14.
The information statement discloses some of the effects of the going private on the Company but not on the Company’s affiliated and unaffiliated shareholders including those shareholders who will not be cashed out. For example, please disclose that the cashed-out holders will not have the opportunity to participate in and potentially benefit from any future business combination transactions in which the Company might engage and also disclose the inverse effect on holders who will not be cashed out. Please refer to Item 1013(4) of Regulation M-A. In responding to this comment, please pay special attention to Instructions 1 and 2 to Item 1013.

Response:  The Company has disclosed the effects of the reverse split on its affiliated and non-affiliated stockholders under “Special Factors – Effects of the Reverse Split on our Affiliates” and “Special Factors – Effects and Tax Consequences of the Reverse Split on our Other Stockholders.”

15.
Please expand the disclosure to include a statement by the board of directors as to whether the board believes the Rule 13e-3 transaction to be both substantively and procedurally fair to all unaffiliated shareholders, including those shareholders who will not be cashed out. Refer to Item 1014 of Regulation M-A for guidance, as well as Question 19 of Exchange Act Release No. 34-17719 (April 13, 1981).

Response:  The Company has disclosed its belief that the transaction is both substantively and procedurally fair to its stockholders under “Special Factors – Reasons for the Reverse Split” and “Special Factors – Fairness of the Reverse Split.”

16.
All of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. Please refer to Question Nos. 20 and 21 of The Exchange Act Release No. 34- 17719. In that regard, it appears that all of such factors are missing or lacking sufficient detail. Please revise the disclosure accordingly. If the board did not consider one or more of the factors listed in Instruction 2, state that and explain in, detail why the factor(s) were not deemed material or relevant. If any of the procedural safeguards in Item 1014(c), (d) and (e) were not considered, please explain why the board of directors believes the proposed reverse stock split is procedurally fair in the absence of such safeguards.

Response:  The Company has included disclosure relating to the fairness determination and factors considers under “Special Factors – Reasons for the Reverse Split” and “Special Factors – Fairness of the Reverse Split.”

Summary Financial Information, page 16

17.
It appears that the Company is intending to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A and has disclosed in the information statement summarized financial information required by Item 1010(c). Please revise this section to provide the information required by item 1010(c)(4) through (5), and if material, pro forma data for such information disclosing the effect of the transaction. See Item 1010(c)(6). To the extent the Company believes pro forma information is not material, please explain why.

Securities and Exchange Commission
November 25, 2009

Be advised that although we understand that item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(c)(4) of Regulation M-A is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that the Company present its ratio of earnings to fixed charges “in a manner consistent with 503(d) of Regulation S-K.” The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the Company has any fixed charges.

Response:  The Company has included in Summary Financial Information the reasons why it did not include book value per share, the ratio of earnings to fixed charges or pro forma information.

18.
Please confirm the Company’s understanding regarding the Company’s obligation to provide updated financial information in both the Schedule 13E-3 and information statement to reflect, when filed, the Company’s Form 10-Q for the fiscal period ending September 30, 2009.

Response:  The Company has updated the financial information to include September 30, 2009 financial statements and summary financial information.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not use staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact us.

Sincerely /s/ Edward B. Kornfeld Edward B. Kornfeld Chief Executive Officer

cc:	Asher S. Levitsky P.C.